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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                         )*

Capella Education Company
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
139594 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

CUSIP No.	139594 10 5	13G	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Cherry Tree Ventures IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,748,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,748,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,748,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.95% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.	139594 10 5	13G	Page	3	of	11

1	NAMES OF REPORTING PERSONS: CTV Partners IV LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,748,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,748,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,748,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.95% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.	139594 10 5	13G	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Cherry Tree Core Growth Fund, L.L.L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		31,746 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		31,746 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,746 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.	139594 10 5	13G	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Cherry Tree Investments, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		31,746 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		31,746 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,746 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.	139594 10 5	13G	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Gordon Stofer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,779,746 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,779,746 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,779,746 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.15% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.	139594 10 5	13G	Page	7	of	11

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Tony J. Christianson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,779,746 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,779,746 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,779,746 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.15% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer

Capella Education Company (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

225 South Sixth Street, 9th Floor Minneapolis, MN 55402
Item 2.
(a)	Name of Person Filing

(i) Cherry Tree Ventures IV, L.P., a Minnesota limited partnership (“CTV IV”), with respect to the common stock directly owned by it.

(ii) CTV Partners IV LP, a Minnesota limited partnership (“CTV Partners”), with respect to the common stock beneficially owned by it. CTV Partners is the sole general partner of CTV IV.

(iii) Cherry Tree Core Growth Fund, L.L.L.P., Minnesota limited liability limited partnership (“CTCGF”), with respect to the common stock directly owned by it.

(iv) Cherry Tree Investments, LLC, a Minnesota limited liability company (“CTI”), with respect to the common stock beneficially owned by it. CTI is the sole general partner of CTCGF.

(v) Gordon Stofer, an individual (“Stofer”), with respect to the common stock beneficially owned by him. Mr. Stofer is a managing partner of CTV Partners and a managing member of CTI.

(vi) Tony J. Christianson, an individual (“Christianson”), with respect to the common stock beneficially owned by him. Mr. Christianson is a managing partner of CTV Partners and a managing member of CTI.

(b)	Address of Principal Business Office or, if none, Residence

The address of CTV IV, CTV Partners, CTCGF, CTI and Messrs. Stofer and Christianson is:
c/o Cherry Tree Investments, Inc.
301 Carlson Parkway, Suite 103
Minnetonka, MN 55305
(c)	Citizenship

CTV IV, CTV Partners, CTCGF, CTI are organized under the laws of Minnesota.

Messrs. Stofer and Christianson and citizens of the United States.

(d)	Title of Class of Securities

Common Stock, Par Value $0.10 Per Share

(e)	CUSIP Number

139594 10 5
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
(a)	Amount Beneficially Owned: See Item 9 on the cover pages.
As a result of the relationships described in this statement, each of CTV Partners and Messrs. Stofer and Christianson may be deemed to possess indirect beneficial ownership of the shares of common stock held by CTV IV and each of CTI and Messrs. Stofer and Christianson may be deemed to possess indirect beneficial ownership of the shares of common stock held by CTCGF. CTV Partners, CTI and Messrs. Stofer and Christianson each disclaim indirect beneficial ownership of the shares of common stock except to the extent of his or its pecuniary interest in such shares.
The filing of this statement shall not be construed as an admission that CTV IV, CTV Partners, CTCGF, CTI, Messrs. Stofer and Christianson are a group, or have agreed to act as a group.
(b)	Percent of Class: See Item 11 on the cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .
     Not applicable

Instruction.	Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable
Item 8. Identification and Classification of Members of the Group
     Not applicable

Item 9. Notice of Dissolution of Group
     Not applicable
Item 10. Certification
     Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007
Date

/s/ Gordon Stofer
Signature

Gordon Stofer, for himself and as Managing Partner of CTV Partners IV LP, the General Partner of Cherry Tree Ventures IV, L.P.; and as Managing Member of Cherry Tree Investments, LLC, the General Partner of Cherry Tree Core Growth Fund, L.L.L.P.
Name/Title

February 7, 2007
Date

/s/ Tony J. Christianson

Signature

Tony J. Christianson, for himself and as Managing Partner of CTV Partners IV LP, the General Partner of Cherry Tree Ventures IV, L.P.; and as Managing Member of Cherry Tree Investments, LLC, the General Partner of Cherry Tree Core Growth Fund, L.L.L.P.
Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate n this statement is true, complete and correct.

By:	/s/ Gordon Stofer

Gordon Stofer, for himself and as Managing Partner of CTV Partners IV, the General Partner of Cherry Tree Ventures IV, L.P.; and as Managing Member of Cherry Tree Investments, LLC, the General Partner of Cherry Tree Core Growth Fund, L.L.L.P.

By:	/s/ Tony J. Christianson

Tony J. Christianson, for himself and as Managing Partner of CTV Partners IV, the General Partner of Cherry Tree Ventures IV, L.P.; and as Managing Member of Cherry Tree Investments, LLC, the General Partner of Cherry Tree Core Growth Fund, L.L.L.P.